3/11/03

03014559

SE(:OMMISSION
...gton, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duerr Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Blvd. Ste. 810
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Partin Jr. 949-474-4900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Hart & Dyson, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

19742 MacArthur Blvd., Ste. 240 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. PARTIN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUERR FINANCIAL CORP, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

William W. Partin Jr.
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 2/28/03 (Date), before me, Jennifer S. Horner, Notary Public, (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared William W. Partin, Jr. (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JENNIFER S. HORNER
Commission # 1323906
Notary Public - California
Orange County
My Comm. Expires Oct 5, 2005

WITNESS my hand and official seal.

Jennifer S. Horner
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report (1/1/02-12/31/02)

Document Date: 12/31/02 Number of Pages: 3 w/ CA Acknowledgment page

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: William W. Partin, Jr.

☐ Individual
☒ Corporate Officer — Title(s): President, Dwerr Financial Corporation
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
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DUERR FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2002

TABLE OF CONTENTS

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report

Board of Directors
Duerr Financial Corporation:

We have audited the accompanying statement of financial condition of Duerr Financial Corporation (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duerr Financial Corporation at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson, Hart & Dyson

Irvine, California
February 25, 2003

DUERR FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	224,612
Commissions receivable		84,472
Investments		13,050
Deposits with clearing organization and others		56,118
Furniture, equipment, and lease hold improvements, at cost, less accumulated depreciation and amortization of $63,419		94,215
	$	472,467

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	136,069
Accrued pension		10,000
		146,069
Stockholder' Equity:		
Common Stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		350,100
Retained Earnings		(33,702)
Total Stockholders' Equity		326,398
	$	472,467

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES:		
Commissions	$	816,811
Interest		2,335
		819,146
EXPENSES:		
Employee compensation and benefits		540,848
Occupancy		84,905
Licenses		17,714
Professional fees		8,127
Commissions and fees		205,484
Business promotion and development and technology		96,807
Insurance		25,080
Depreciation and amortization		34,506
Office expense and miscellaneous		53,773
		1,067,244
Income (loss) before income taxes	(	248,098)
Provision for income taxes		800
Net Loss	$ (	248,898)

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLERS' EQUITY
For the Year Ended December 31, 2002

	Capital Stock Common		Additional Paid - in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2002	1,000	$ 10,000	$ 100	$ 215,196	$ 225,296
Net income				(248,898)	(248,898)
Capital Contributed			350,000		350,000
Balance at December 31, 2002	1,000	$ 10,000	$ 350,100	$ (33,702)	$ 326,398

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Cash received from customers	$ 778,485	
Interest received in cash	2,335	
Cash paid to suppliers/employees	(934,373)	
Cash paid for taxes	(350)	
Net cash used by operating activities		$ (153,903)
Cash flows from investing activities:		
Received from affiliate	344,000	
Net cash provided by investing activities:		344,000
Net increase in cash and cash equivalents		190,097
Cash - beginning of year		34,515
Cash - end of year		$ 224,612

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Loss	$ (248,898)
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	34,506
Changes in assets and liabilities:	
Increase in commissions receivable	(38,326)
Decrease in prepaid taxes	450
Increase in pension payable	10,000
Increase in accounts payable	88,365
Net cash used by operations	$ (153,903)

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Organization and Nature of Business**

Duerr Financial Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California corporation that is a wholly-owned subsidiary of IBIS Group, Inc. a Delaware corporation (Parent).

B. **Deferred Income Taxes**

Deferred income taxes are provided on timing differences between financial statement and income tax reporting.

C. **Cash and Cash Equivalents**

For the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

D. **Concentrations of Credit Risk**

The Company received the majority of its commissions (income) from a few sources. Should these sources encounter financial difficulties, or should they choose another entity to do business with, these events would have a very severe effect on the Company's profitability.

The Company has concentrated its credit risk for cash by maintaining deposits in banks located within the same geographic region. The Company primarily transacts its business with one financial institution.

E. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

DUERR FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

G. **Property, Equipment and Depreciation**

Property and equipment are carried at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets.

NOTE 2 – LEASE COMMITMENTS

The Company's lease commitments, consists of office space, equipment, and furniture. Rental expense for all operating leases for the year was $98,407. Future obligations over the primary terms of the leases are as follows:

Year Ended December 31		
2003	$	83,451
2004		18,833
2005		12,094
2006		1,454
2007		0

NOTE 3 – INVESTMENTS

Investments consist of stock purchased by the Company and is shown at its original cost.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

		Current		Deferred		Total
Federal	$	0	$	0	$	0
State		800		0		800
	$	800	$	0	$	800

NOTE 5 – PENSION PLAN

The Company has a qualified, non contributory defined-contribution retirement plan covering substantially all of its employees. The contribution is at the discretion of the Company and is determined annually. The amount contributed for the current year is $10,000.

SUPPLEMENTARY

INFORMATION

DUERR FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

SCHEDULE I

Net Capital		
Total stockholders' equity	$	326,398
Deduction:		
Nonallowable assets:		
Securities		(13,050)
Furniture,equipment, and leashold improvements, net		(94,215)
Other assets		(14,926)
Net Capital	$	204,207
Total aggregate indebtedness	$	146,069
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	50,000
Excess net capital	$	154,207
Ratio: Aggregate indebtedness to net capital		72 %

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report on
Internal Control Required by Sec Rule 17a-5

Board of Directors
Duerr Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Duerr Financial Corporation (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Johnson, Hart & Dyson

Irvine, California
February 25, 2003